KINROSS
  Gold Corporation
                                                                   PRESS RELEASE
--------------------------------------------------------------------------------

August 7, 2003...Toronto, Ontario - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross") announced today the results for the three and six months ended June 30, 2003 are as follows:

ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED. ALL PER SHARE INFORMATION HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT FOR THE THREE FOR ONE CONSOLIDATION OF THE COMMON SHARES, WHICH WAS COMPLETED ON JANUARY 31, 2003. ACCORDINGLY, LOSS PER SHARE FOR THE SIX MONTHS ENDED JUNE 30, 2002 HAS BEEN ADJUSTED TO GIVE RETROACTIVE IMPACT OF THE SHARE CONSOLIDATION. THE COMBINATION WITH TVX GOLD INC. ("TVX") AND ECHO BAY MINES LTD. ("ECHO BAY") WAS ACCOUNTED FOR AS A PURCHASE WITH AN EFFECTIVE DATE OF JANUARY 31, 2003. ACCORDINGLY, THE FIRST HALF FINANCIAL STATEMENTS AND GOLD EQUIVALENT PRODUCTION STATISTICS REFLECT OPERATING RESULTS FOR THE ACQUIRED PROPERTIES FOR THE MONTHS OF FEBRUARY, MARCH, APRIL, MAY, AND JUNE ONLY.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL AND OPERATING RESULTS

SECOND QUARTER CONSOLIDATED RESULTS

Kinross' attributable gold equivalent production was 470,177 ounces in the second quarter of 2003, an increase of 130% over the 204,148 ounces produced in the same period for 2002. Average total cash cost per attributable gold equivalent ounce was $216 in the second quarter of 2003, compared to $209 in 2002. Cash flow provided from operating activities in the second quarter of 2003 was $20.7 million, compared to $11.1 million in 2002. Cash flow provided from operating activities was positively affected by higher gold equivalent production as a result of the business combination with TVX and Echo Bay, and by higher realized prices on gold sales. This was offset by slightly higher total cash cost per equivalent ounce of gold produced and by the payment of $9.4 million to Newmont, the final payment in conjunction with the business combination completed in January.

The net loss for the second quarter of 2003 was $5.2 million, or $0.02 per share. That compares to a net loss of $4.3 million or $0.05 per share in the same period last year. The quarterly results were positively affected by a 9% decline in average total cash costs per equivalent ounce of gold produced. Unfortunately, high production costs at the Lupin and New Britannia mines, primarily due to a strengthening Canadian dollar, negatively impacted second quarter 2003 earnings as did expenditures related to our Greek asset, which is in the process of being resolved.

FIRST HALF CONSOLIDATED RESULTS

Gold equivalent production of 806,068 ounces at a total cash cost of $225 per ounce, combined with changes in working capital resulted in cash flow provided from operating activities of $39.7 million during the first half of 2003. This compares to gold equivalent production of 429,450 ounces at a total cash cost of $202 per ounce that resulted in cash flow provided from operating activities of $31.0 million during the first half of 2002. The Company recorded a net loss of $16.4 million or $0.07 per share for the first half of 2003, compared to a net loss of $12.2 million or $0.14 per share in 2002.

REVENUES

GOLD AND SILVER SALES

Kinross' primary source of revenue is from the sale of its gold production. Kinross sold 440,990 ounces of gold in the second quarter of 2003, compared to 194,447 ounces in the second quarter of 2002. Revenue from gold and silver sales was $157.8 million in the second quarter of 2003 compared to $59.2 million in 2002. Revenue from gold and silver sales in 2003 increased as a result of higher gold sales due to the completion of the combination with TVX and Echo Bay on January 31, 2003 and from higher realized gold prices. In the second quarter of 2003, Kinross realized $345 per ounce of gold, compared to $303 in 2002. The average London market spot price for gold in the second quarter of 2003 was $347 per ounce compared to $313 in 2002.

The Company sold 771,012 ounces of gold during the first half of 2003, compared with 426,120 in 2002. Revenue from gold and silver sales was $274.8 million in the first half of 2003, compared with $128.0 million in 2002. Revenue from gold and silver sales in the first half of 2003 was 115% higher than the revenue in 2002 due to the increased production levels and higher realized prices. In the first half of 2003, the Company realized $344 per ounce of gold, compared with $299 in 2002. The average spot price for gold was $350 per ounce in the first half of 2003 compared with $302 in 2002.

                                                                        THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                  JUNE 30,                   JUNE 30,
                                                                        2003          2002          2003         2002
                                                                    ---------    ----------    ----------    ---------
Attributable gold equivalent production - ounces                     470,177       204,148       806,068      429,450
Gold sales - ounces (excluding equity accounted ounces)              440,990       194,447       771,012      426,120
Gold sales revenue (millions)                                    $     151.6   $      57.4    $    264.0  $     124.7
Gold deferred revenue realized (millions)                                0.5           1.4           1.1          2.5
                                                                 -----------------------------------------------------
Total gold revenue realized (millions)                           $     152.1   $      58.8    $    265.1  $     127.2
                                                                 -----------------------------------------------------
Average sales price per ounce of gold                            $       344   $       296    $      343  $       293
Deferred revenue realized per ounce of gold                                1             7             1            6
                                                                 -----------------------------------------------------
Average realized price per ounce of gold sold                    $       345   $       303    $      344  $       299
                                                                 =====================================================

Average spot gold price per ounce                                $       347   $       313    $      350  $       302
Silver sales revenue (millions)                                  $       5.7   $       0.4    $      9.7  $       0.8

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative quarters. The resulting ratios are 76.6:1 in the second quarter of 2003 and 66.2:1 in 2002.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period. The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies. Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

INTEREST AND OTHER INCOME

Kinross invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income totaled $1.8 million in the second quarter and $2.8 in the first half of 2003 compared to $6.5 million in the second quarter and $7.7 in the first half of 2002.

Interest and other income in 2003 was comprised of interest of $1.9 million, $0.2 million of joint venture management fees and $0.7 million of other items. The 2002 second quarter results included a $5.5 million accrual of the Refugio arbitration award.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair market value of the liability are recognized in earnings each quarter. The change in fair market value of the written call options resulted in a mark to market loss of $0.9 million in the second quarter and gain of $1.2 million in the first half of 2003 compared to a loss of $0.6 million in the second quarter and a loss of $1.6 in the first half of 2002. The Company plans to reduce its written call position in 2003 by delivering gold production into any contracts that are exercised in 2003. Details on the outstanding written call options at June 30, 2003 are discussed in the section entitled "Commodity Price Risks".

COSTS AND EXPENSES

OPERATIONS - SUMMARY

Gold equivalent production in the second quarter of 2003 (excluding equity accounted ounces) increased by 145% compared to second quarter 2002 production, while operating costs increased by 162%. Consolidated operating costs were $107.6 million in the second quarter and $194.3 million in the first half of 2003 compared to $41.1 million in the second quarter and $87.9 in the first half of 2002.


CONSOLIDATED PRODUCTION COSTS PER EQUIVALENT OUNCE OF ATTRIBUTABLE GOLD PRODUCTION

                                                           THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                     JUNE 30,                JUNE 30,
                                                            2003         2002         2003       2002
                                                      ------------------------------------------------
  Cash operating costs                                     $ 206        $ 202        $ 216      $ 196
  Royalties                                                   10            7            9          6
                                                      ------------------------------------------------
  Total cash costs                                           216          209          225        202
  Reclamation                                                  5            4            5          4
  Depreciation, depletion and amortization                    91          101           89         97
                                                      ------------------------------------------------
  Total production costs                                   $ 312        $ 314        $ 318      $ 303
                                                      ================================================

Kinross' accounting policy is to expense stripping costs as incurred, one of the most conservative policies in the industry. Had Kinross deferred stripping costs in excess of mine averages, as a number of the North America senior gold producers do, total cash costs per equivalent ounce would have been $213 and $223 for the three and six months ended June 30, 2003, respectively.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

Similarly, unlike some senior North American producers, Kinross' policy is to include gains (losses) on foreign exchange forward sales contracts as part of foreign exchange gains (losses) on the statement of operations and not treat the gains as by-product credits. Had Kinross treated the gains as a by-product credit, total cash costs per equivalent ounce would have been $4 and $3 less for the three and six months ended June 30, 2003, respectively.

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                               THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                         JUNE 30,                     JUNE 30,
                                                             2003            2002           2003          2002
                                                          --------        --------       --------      --------
Operating costs per financial statements               $    107.6      $    41.1      $    194.3     $    87.9
Operating costs for attributable production                   2.5            3.5             5.5           7.5
Site restoration cost accruals                               (2.3)          (0.8)           (3.7)         (1.6)
Change in bullion inventory                                  (1.0)          (0.8)           (9.1)         (4.8)
Operating costs not related to gold production               (5.1)          (0.4)           (5.5)         (2.2)
                                                       --------------------------------------------------------
Operating costs for per ounce calculation purposes     $    101.7      $    42.6      $    181.5     $    86.8
                                                       --------------------------------------------------------
Gold equivalent production - ounces                       470,177        204,148         806,068       429,450
Total cash costs per equivalent ounce of gold                 216            209             225           202

The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period. For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss. Total cash costs per ounce are calculated in accordance with gold industry guidelines. Total cash costs per ounce may not be comparable to similarly titled measures of other companies. Total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers. Total cash costs per ounce of gold equivalent decreased by 9% during the second quarter of 2003 compared to the first quarter of 2003. Details of the individual mine performance are discussed in the following sections.

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences in computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed from operating costs in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

OPERATIONS - INDIVIDUAL MINE DISCLOSURE

FORT KNOX (100% OWNERSHIP INTEREST) - USA

Gold production at the Fort Knox operation during the second quarter 2003 was 101,425 gold equivalent ounces, a 13.3% improvement over the 89,553 ounces produced during the same period last year and 11.2% improvement over first quarter 2003. Despite lower than plan gold recoveries, production during the period was 6.4% better than budget as a result of initiatives taken during the first quarter to increase mill throughput combined with higher than plan gold grades. Second quarter total cash costs of $241 per ounce, although 4.7% lower than similar period last year, were slightly above budget as a result of higher power, reagent and grinding media costs. Over the first six months of 2003, gold equivalent production was 192,639 ounces, a 5% improvement over the 182,713 ounces achieved during the first half of 2002.

Total cash costs per ounce improved by 7.3% in the second quarter compared to the first quarter due primarily to increased mill throughput. During the second half of 2003, continued improvements in mill throughput are forecasted such that gold production and total cash costs estimates for the full year remain unchanged at 410,000 ounces and $230 per ounce, respectively.


       RECONCILIATION OF THE FORT KNOX MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                             JUNE 30,                      JUNE 30,
                                                                    2003        2002           2003            2002
                                                          ----------------------------------------------------------
       Operating costs per financial statements            $        24.5   $    24.1      $    48.3    $       52.1
       Site restoration cost accruals                               (0.5)       (0.2)          (0.6)           (0.5)
       Change in bullion inventory                                   0.4        (1.2)           0.5            (5.0)
                                                          ----------------------------------------------------------
       Operating costs for per ounce calculation purposes  $        24.4        22.7      $    48.2            46.6
                                                          ----------------------------------------------------------
       Gold equivalent production - ounces                       101,425      89,553        192,639         182,713
       Total cash costs per equivalent ounce of gold       $         241   $     253      $     250   $         255

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Capital expenditures at the Fort Knox operations in the second quarter of 2003 were $2.0 million compared to $3.5 million in the same period last year. The majority of capital expenditures incurred during the second quarter of 2003 were incurred to drill pit dewatering wells.

During the second quarter, drilling outside the western boundary of the Fort Knox ultimate pit shell returned very encouraging results. Follow-up drilling is in progress with the objective of establishing the viability of a revision to the ultimate pit boundary in this area.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

ROUND MOUNTAIN (50% OWNERSHIP INTEREST) - USA

Kinross acquired its ownership interest in the Round Mountain mine, located in Nye County, Nevada, USA upon completion of the combination with Echo Bay on January 31, 2003. The mine had a very good second quarter with Kinross' share of gold equivalent production totaling 116,336 ounces, a 28.5% improvement over plan. The Company's share of gold equivalent production during for the five months ending June 30, 2003, of 180,370 ounces was 15% higher than plan. Gold equivalent production was positively impacted by better than planned gold recoveries due to the installation of new carbon columns and the implementation of side slope leaching of the historic dedicated leach pad. The success of side slope leaching has the potential to significantly improve ultimate heap leach recoveries.

Total cash costs per gold equivalent ounce were $167 per ounce during the second quarter and $176 per ounce for the five month period ending June 30, 2003, 18.5% and 12% below plan, respectively, largely as a result of the higher gold production.


       RECONCILIATION OF THE ROUND MOUNTAIN MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                                  JUNE 30,             JUNE 30,
                                                                                      2003                 2003
                                                                    --------------------------------------------
       Operating costs per financial statements                           $          20.6      $          34.7
       Site restoration cost accruals                                                (0.7)                (1.0)
       Change in bullion inventory                                                   (0.5)                (2.0)
                                                                    --------------------------------------------
       Operating costs for per ounce calculation purposes                 $          19.4      $          31.7
                                                                    --------------------------------------------
       Gold equivalent production - ounces                                        116,336              180,370
       Total cash costs per equivalent ounce of gold                      $           167      $           176

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Round Mountain mine in the second quarter of 2003 was $0.9 million.

Metallurgical test work is currently in progress on mineralization from the nearby Gold Hill deposit and a new resources model is being generated. During the quarter, a Plan of Operations to develop a mine at Gold Hill was filed with Nevada Bureau of Land Management.

Exploration drilling continued to focus on the high-grade underground vein targets along the margins of the caldera that hosts the Round Mountain open pit. One reverse circulation drill hole returned 70.6 grams per tonne gold over a width of 16.8 meters on the deep northwest vein. A diamond drill hole, drilled to confirm the high-grade results, cut numerous sections with visible gold and assays are pending. Considering the continued encouraging drill results, a preliminary feasibility study for the underground mining of the high-grade vein system has been initiated.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

PORCUPINE (49% OWNERSHIP INTEREST) - CANADA

On July 1, 2002, Kinross and a wholly owned subsidiary of Placer Dome Inc. ("Placer") formed the Porcupine Joint Venture through the combination of their respective gold mining operations and exploration properties in the Porcupine District, Timmins, Ontario. Ownership of the unincorporated joint venture is 49% Kinross and 51% Placer with Placer as the operator. The quarter and six-month 2002 comparative production figures related to results from the Hoyle Pond mine, 100% owned by Kinross during those periods, whereas, 2003 production figures reflect Kinross' 49% ownership share in the Porcupine Joint Venture.

Kinross' share of gold equivalent production during the second quarter 2003 was 59,964 ounces at a total cash cost of $196 per ounce compared to the 38,067 ounces at a total cash cost of $191 per ounce achieved during the same period last year. Kinross' share of gold production for the first six months of 2003 was 107,544 ounces, a 17.5% increase over the 91,543 ounces produced during the first six months of 2002. As a result of the increased strength of the Canadian dollar, it is anticipated that the total cash costs per gold equivalent ounce for the year will increase to $220 from the previous guidance of $210. Guidance on gold production remains unchanged at 219,000 ounces.

Production during the second quarter was 9% better than budget as a result of higher than plan gold grades (+6.3%), milled throughput (+2.6%) and recoveries (+1.1%). Mechanical difficulties at the Dome mill, which negatively impacted production during the first quarter 2003, were resolved and year-to-date gold production has essentially returned to plan.


       RECONCILIATION OF THE PORCUPINE JOINT VENTURE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                    THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                              JUNE 30,                       JUNE 30,
                                                                    2003          2002           2003            2002
                                                         -------------------------------------------------------------
       Operating costs per financial statements           $         13.6    $      7.8    $      27.3    $      16.9
       Site restoration cost accruals                               (0.4)         (0.3)          (0.7)          (0.6)
       Change in bullion inventory                                     -          (0.1)          (1.2)          (1.1)
       Operating costs not related to gold production               (1.4)         (0.2)          (1.4)          (0.3)
                                                         -------------------------------------------------------------
       Operating costs for per ounce calculation purposes $         118.8   $      7.2    $      24.0    $      14.9
                                                         -------------------------------------------------------------
       Gold equivalent production - ounces                         59,964       38,067        107,544         91,543
       Total cash costs per equivalent ounce of gold      $           196   $      191    $       223    $       163

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Porcupine Joint Venture in the second quarter of 2003 was $1.9 million. The majority of capital expenditures for 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine and permitting and engineering activities on the Pamour mine.

In the first half of 2003 the Porcupine Joint Venture completed over 44,000 meters of exploration diamond drilling. The most significant exploration efforts are currently in progress at the Hoyle Pond Mine, the Pamour area, the McIntyre area and the Paymaster 36 zone.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

KUBAKA (98.1% OWNERSHIP INTEREST) - RUSSIA

During the second quarter 2003, Kinross' share of gold equivalent production from the Kubaka Mine was 47,576 ounces at a total cash cost of $188 per ounce lower in comparison to the 60,396 ounces produced at a total cash cost of $139 per ounce achieved during the same three month period in 2002. Comparable production was lower and associated total cash costs higher due to the completion of mining activities at the Kubaka pit at the end of 2002 and the commencement of processing of relatively lower grade stockpile. Six-month 2003 production figures were similarly impacted by the closure of the Kubaka open pit with Kinross' share of gold equivalent production totaling 77,626 ounces at a total cash cost of $187 per ounce down from the 117,041 ounces at a total cash cost of $140 per ounce achieved during the first half of 2002.

Second quarter 2003 gold equivalent production was 2.4% higher than plan while total cash costs were $23 per ounce or 10.9% below plan as a result of higher than plan gold grades and recoveries slightly offset by lower than plan silver grades.


       RECONCILIATION OF THE KUBAKA MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                              JUNE 30,                    JUNE 30,
                                                                     2003         2002         2003           2002
                                                          ----------------------------------------------------------
       Operating costs per financial statements            $         8.5    $      7.4    $    14.2     $    14.0
       Site restoration cost accruals                               (0.1)         (0.2)        (0.2)         (0.4)
       Change in bullion inventory                                   0.2           0.5          0.2           1.4
       Management fees                                               0.3           0.7          0.3           1.4
                                                          ----------------------------------------------------------
       Operating costs for per ounce calculation purposes  $         8.9    $      8.4    $    14.5     $    16.4
                                                          ----------------------------------------------------------
       Gold equivalent production - ounces                        47,576        60,396       77,626       117,041
       Total cash costs per equivalent ounce of gold       $         188    $      139    $     187     $     140

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of second quarter 2003 capital expenditures at the Kubaka mine was $0.4 million.

Underground development activities on the North High Wall, Centre Zone and North Vein, which are extensions of the main vein system at the mined out Kubaka mine, are progressing slowly due to lower than plan equipment availability, however, it is anticipated that development rates will return to plan during the third quarter. The Kubaka underground veins will provide high-grade mill feed to supplement the stockpile mill feed presently being processed.

During the quarter, a 39-hole drill program was approved on the Birkachan deposit to provide further geological and technical information on the open-pittable resources. The Birkachan mine approval process has been initiated and authorization to commence open pit mining is expected to be received in the second half of 2003. At the Tsokol vein, preliminary underground mining plans are being developed to aid in technical and economics studies.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

BRASILIA (49% OWNERSHIP INTEREST) - BRAZIL

Kinross acquired its ownership interest in the Brasilia open pit mine, located in the State of Minas Gerais, Brazil upon completion of the combination with TVX on January 31, 2003. During the three months and five months ending June 30, 2003, the Company's share of gold production was 25,707 ounces at a total cash cost of $181 per ounce and 42,665 ounces at a total cash cost of $175 per ounce, respectively. Higher than budgeted power consumption combined with increased fuel prices, lower than plan gold production and a minor negative impact of the stronger Brazilian currency resulted in total cash cost being 6% higher than plan.

The Calha Mill Expansion project prefeasibility study, which was initiated to examine the potential of increasing mill throughput by up to 50%, was completed and is in the process of being examined by the joint venture partners.


       RECONCILIATION OF THE BRASILIA MINE TOTAL CASH COSTS PER EQUIVALENT
       OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS (MILLIONS EXCEPT
       PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                             JUNE 30,            JUNE 30,
                                                                                 2003                2003
                                                                 ------------------------------------------
       Operating costs per financial statements                   $               4.7    $           8.4
       Site restoration cost accruals                                            (0.1)              (0.2)
       Change in bullion inventory                                                0.1               (0.7)
                                                                 ------------------------------------------
       Operating costs for per ounce calculation purposes         $               4.7    $           7.5
                                                                 ------------------------------------------
       Gold equivalent production - ounces                                     25,707             42,665
       Total cash costs per equivalent ounce of gold              $               181    $           175

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Brasilia mine in the second quarter of 2003 was $0.8 million.

LA COIPA (50% OWNERSHIP INTEREST) - CHILE

Kinross acquired its ownership interest in the La Coipa mine, Chile upon completion of the combination with TVX on January 31, 2003. Kinross' share of gold equivalent production for the three months ending June 30, 2003 was 32,854 ounces at total cash costs of $291 per equivalent ounce. Production for the five-month period ending June 30, 2002 totaled 56,777 gold equivalent ounces at total cash costs of $271 per equivalent ounce. Total cash costs per ounce were relatively higher than historic levels due to Kinross' policy of expensing not capitalizing stripping cost. If stripping costs had been capitalized, second quarter and five-month total cash costs per gold equivalent ounce would have been $246 and $233, respectively.

Second quarter 2003 gold and silver production was above plan, 11.8% and 1.3% respectively, as the result of higher than plan gold grades and gold and silver recoveries offset by slightly lower milled silver grades. Over the five-month period ending June 30, gold and silver production has exceeded plan by 8.7% and 1.9% respectively. Higher grades and better recoveries are the

--------------------------------------------------------------------------------
                                                                      Kinross Q2
result of changes to the mining plan as mining activities focused on the Brecha Norte pit while remediation work continued on the Coipa Norte pit. Measures have been successfully developed to control Coipa Norte stability issues and pit development is continuing.

On a gold equivalent basis, second quarter and five-month 2003 production were 2.1% and 2.4% lower than budget, respectively, as a result of a higher than plan gold equivalent conversion ratio as the gold price remained above plan and the silver price remained relatively flat.


       RECONCILIATION OF THE LA COIPA MINE TOTAL CASH COSTS PER EQUIVALENT OUNCE
       OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS (MILLIONS EXCEPT PRODUCTION
       IN OUNCES AND PER OUNCE AMOUNTS)

                                                                    THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                              JUNE 30,             JUNE 30,
                                                                                  2003                 2003
                                                                  ------------------------------------------
       Operating costs per financial statements                    $               9.5   $             17.8
       Site restoration cost accruals                                             (0.1)                (0.1)
       Change in bullion inventory                                                 0.1                 (2.3)
                                                                  ------------------------------------------
       Operating costs for per ounce calculation purposes          $               9.5   $             15.4
                                                                  ------------------------------------------
       Gold equivalent production - ounces                                      32,854               56,777
       Total cash costs per equivalent ounce of gold               $               291   $              271

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at La Coipa during the second quarter 2003 was $0.4 million.

CRIXAS (50% OWNERSHIP INTEREST) - BRAZIL

Kinross acquired its ownership interest in the Crixas mine, located in the State of Goias, Brazil upon completion of the combination with TVX on January 31, 2003. The Company's share of gold production during the second quarter 2003 totaled 24,103 ounces at a total cash cost of $105 per ounce. For the five-months ending June 30, 2003, Kinross' share of production was 39,707 ounces of gold at a total cash cost of $104 per ounce. Despite the strengthening Brazilian currency, operating costs were $0.5 million below plan.


       RECONCILIATION OF THE CRIXAS MINE TOTAL CASH COSTS PER EQUIVALENT OUNCE
       OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS (MILLIONS EXCEPT PRODUCTION
       IN OUNCES AND PER OUNCE AMOUNTS)

                                                               THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                         JUNE 30,             JUNE 30,
                                                                             2003                 2003
                                                                 ---------------------------------------
       Operating costs per financial statements                   $           2.6    $             5.2
       Site restoration cost accruals                                           -                 (0.1)
       Change in bullion inventory                                           (0.1)                (0.9)
                                                                 ---------------------------------------
       Operating costs for per ounce calculation purposes         $           2.5    $             4.2
                                                                 ---------------------------------------
       Gold equivalent production - ounces                                 24,103               39,707
       Total cash costs per equivalent ounce of gold              $           105    $             104

--------------------------------------------------------------------------------
                                                                      Kinross Q2

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Crixas mine in the second quarter of 2003 was $0.9 million.

Exploration drilling 140 km south of Mina III has intersected the upper Corpo V zone at 350m yielding 5.9m at 10.71 g/t. Follow-up drilling will continue to confirm the strike and continuity of the zone.

MUSSELWHITE (31.93% OWNERSHIP INTEREST) - CANADA

Kinross acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada upon completion of the combination with TVX on January 31, 2003. During the second quarter 2003, Kinross' share of gold production was 18,089 ounces at a total cash cost of $225 per ounce. The Company's share of gold production for the five months ending June 30, 2003 was 27,564 ounces at a total cash cost of $257 per ounce.

Despite the strengthening Canadian dollar, second quarter results showed a significant improvement of $94 per ounce over first quarter results. Mine production surpassed budget as improvement in stope flexibility, equipment availability and production drilling positively impacted tonnes mined.


       RECONCILIATION OF THE MUSSELWHITE MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED  SIX MONTHS ENDED
                                                                             JUNE 30,          JUNE 30,
                                                                                 2003              2003
                                                                 ---------------------------------------
       Operating costs per financial statements                   $               4.1    $         7.0
       Site restoration cost accruals                                               -                -
       Change in bullion inventory                                               (0.1)             0.1
                                                                 ---------------------------------------
       Operating costs for per ounce calculation purposes         $               4.0    $         7.1
                                                                 ---------------------------------------
       Gold equivalent production - ounces                                     18,089           27,564
       Total cash costs per equivalent ounce of gold              $               225    $         257

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Musselwhite mine in the second quarter of 2003 was $0.6 million. These capital expenditures will be primarily incurred on underground development and additions to the underground fleet.

Diamond drilling of the PQ Deep zone was initiated during May from a barge on Opapimiskin Lake. The drill program will test the continuity of the zone up to 400 meters north of the existing drill intersections.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

NEW BRITANNIA (50% OWNERSHIP INTEREST) - CANADA

Kinross operates and owns a 50% interest in the New Britannia underground mine, located in northwestern Ontario, acquired in the combination with TVX on January 31, 2003. During the second quarter 2003, Kinross' share of gold production was 9,365 ounces at a total cash cost of $317 per ounce. The Company's share of gold production for the five months ending June 30, 2003 was 16,825 ounces at a total cash cost of $297 per ounce.

Lower than planned mill throughput and lower realized head grades resulted in the 27% decrease in anticipated production for the quarter and, combined with the stronger Canadian dollar, contributed to higher than budgeted realized total cash costs. The mine introduced a strict cost control program in mid-May.


       RECONCILIATION OF THE NEW BRITANNIA MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED  SIX MONTHS ENDED
                                                                             JUNE 30,          JUNE 30,
                                                                                 2003              2003
                                                                 ---------------------------------------
       Operating costs per financial statements                   $               3.7   $           5.9
       Site restoration cost accruals                                               -                 -
       Change in bullion inventory                                               (0.7)             (0.9)
                                                                 ---------------------------------------
       Operating costs for per ounce calculation purposes         $               3.0   $           5.0
                                                                 ---------------------------------------
       Gold equivalent production - ounces                                      9,365            16,825
       Total cash costs per equivalent ounce of gold              $               317   $           297

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the New Britannia mine in the second quarter of 2003 was $0.5 million.

LUPIN (100% OWNERSHIP INTEREST) - CANADA

Kinross acquired its ownership in the Lupin underground mine, located in the Nunavut Territory, Canada upon completion of the combination with Echo Bay on January 31, 2003. During the second quarter 2003, Kinross' share of gold production was 25,534 ounces at a total cash cost of $409 per ounce. The Company's share of gold production for the five months ending June 30, 2003 was 44,318 ounces at a total cash cost of $410 per ounce. Total cash costs at the operation are unacceptable and the Company is reviewing all options with respect to the future of the mine.

The aggressive cost containment measures implemented at the mine in the second quarter were successful in reducing operating costs, unfortunately the strengthened Canadian dollar more than offset these savings on a US dollar basis.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

       RECONCILIATION OF THE LUPIN MINE TOTAL CASH COSTS PER EQUIVALENT
       OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS (MILLIONS
       EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                             JUNE 30,            JUNE 30,
                                                                                 2003                2003
                                                               -------------------------------------------
       Operating costs per financial statements                 $                11.5     $          20.7
       Site restoration cost accruals                                            (0.4)               (0.6)
       Change in bullion inventory                                               (0.6)               (1.9)
                                                               -------------------------------------------
       Operating costs for per ounce calculation purposes       $                10.5     $          18.2
                                                               -------------------------------------------
       Gold equivalent production - ounces                                     25,534              44,318
       Total cash costs per equivalent ounce of gold            $                 409     $           410

Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Lupin mine in the second quarter of 2003 was $0.5 million.

ADMINISTRATION

Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration expenses totaled $6.0 million in the second quarter and $11.8 million in the first half of 2003, compared to $2.5 million in the second quarter and $4.8 million in the first half of 2002. Administrative expenses increased in 2003 due to the completion of the combination with TVX and Echo Bay. Administrative costs per ounce of equivalent production were $13 per ounce in the second quarter 2003 compared with $12 in 2002.

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenditures in the second quarter and first half of 2003 were $7.1 million and $13.3 million, respectively, compared to $2.0 million in the second quarter and $4.1 million in the first half 2002. Exploration activities in the second quarter focused on Porcupine Joint Venture ($1.0 million), Fort Knox ($0.6 million), Musselwhite ($0.7 million), and Round Mountain ($0.6 million).
At Kettle River, a crosscut from the exploration drift was developed through the Emanuel Creek orebody to provide future mining access. Approximately 300 meters north and along trend of the Emanuel Creek deposit, a new zone of the gold mineralization, the North Emanuel Creek zone, was intersected by five diamond drill holes over a strike length of approximately 200 meters. Results from the five holes were as follows: 60.4 meters grading 31.0 grams per tonne gold; 71.3 meters grading 2.4 grams per tonne gold; 7.4 meters grading 14.7 grams per tonne gold; 16.4 meters grading 10.7 grams per tonne gold; and 6.7 meters grading 9.1 grams per tonne gold. Further work is being planned to define the extent and geometry of the mineralized body. A map of the results can be viewed in the operations section of the Kinross website at www.kinross.com.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $40.3 million in the second quarter and $68.5 million in the first half 2003 compared to $19.6 million in the second quarter and $41.4 million in the first half of 2002. Depreciation, depletion and amortization have decreased per equivalent ounce of gold sold to $91 in the second quarter and $89 in the first half of 2003, from $101 in the second quarter and $97 in the first half 2002. The 2003 decrease per equivalent ounce of gold sold is due to the cost of the newly acquired assets of TVX and Echo Bay and the associated production from those assets.

INTEREST EXPENSE

Interest expense totaled $1.4 million in the second quarter and $2.5 million in the first half of 2003, compared to $1.3 million in the second quarter and $2.8 million in the first half of 2002. Interest expense in the first half of 2003 was comprised of $1.4 million of interest on the debt component of the convertible debentures, $0.6 million of interest on the Alaskan Industrial Revenue Bonds and the Fort Knox capital leases, $0.1 million relating to the Company's proportionate share of interest on the Kubaka project loans, and $0.4 million on other items. Interest expense should remain low if interest rates continue at their current low levels and debt balances continue to decrease as scheduled repayments are made.

INCOME AND MINING TAXES

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Russia and Chile. However, the Company has operating losses and other tax deductions to shelter future taxable income in Canada and the United States. The second quarter 2003 liability arises from income taxes in Russia, Brazil, and Chile. The effective tax rate incurred during the first half of 2003 was 38% in Russia, 60% in Chile and 41% in Brazil. For details on the operating losses and other tax deductions available to shelter future taxable income please see Note 16 to the 2002 Audited Consolidated Financial Statements of Kinross.

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES

Cash flow provided from operating activities in the second quarter of 2003 was $20.7 million compared to $11.1 million in 2002. Cash flow provided from operating activities increased in the second quarter of 2003 due to higher gold equivalent production as a result of the completion of the business combination with TVX and Echo Bay, higher realized gold prices, and was offset by a reduction in accounts payable and other liabilities of $23.8 million. During the second quarter a payment of $9.4 million was made to Newmont, the final payment of the $180 million acquisition price for the TVX NA ownership of TVX assets. The cash flow from operating activities was used to finance expenditures and to service existing debt.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

FINANCING ACTIVITIES

During the second quarter of 2003, Kinross issued 40,000 common shares for net proceeds of $0.3 million pursuant to the employee share incentive plan. Kinross also issued 600,000 common shares for net proceeds of $1.2 million pursuant to the employee stock option plan.

The debt component of convertible debentures was reduced by $1.4 million during the second quarter and by $2.8 million during the first half of 2003 compared to $1.2 million during the second quarter and $2.5 million during the first half of 2002. Long-term debt repayments were $8.2 million during the second quarter of 2003 compared to $1.7 million during 2002. Long-term debt repayments consisted of scheduled repayments under various capital leases, as well as a small repayment of the Kubaka project debt, and repayment of a $3.8 million loan for E-Crete.

Kinross did not declare nor pay any dividends to the holders of the convertible preferred shares of subsidiary company Kinam Gold Inc. in 2003 or 2002.

Kinross has unrestricted cash and cash equivalents of $125.0 million and restricted cash of $5.2 million at June 30, 2003. This restricted cash is associated with cash deposits that were made by Echo Bay to secure letters of credit for various financial assurance requirements. On February 27, 2003, Kinross entered into a credit facility for $125.0 million with a maturity date of December 31, 2005. At the end of the second quarter, letters of credit had been issued to replace all of the old financial assurance. Some state agencies have not released the old financial assurance they were holding, causing restricted cash for longer than had been anticipated. The remaining restricted cash is expected to be released during the third quarter of 2003.

As at June 30, 2003, Kinross' long-term debt was $31.4 million consisting of $25.0 million of Fort Knox industrial revenue bonds, $2.7 million relating to the Kubaka project financing, and various capital leases and other debt of $3.7 million. The current portion of the long-term debt is $19.7 million, which includes $15.0 million of repayments on the industrial revenue bonds which is not mandatory but planned.

INVESTING ACTIVITIES

Capital expenditures were $12.1 million in the second quarter and $24.9 million in the first half of 2003 compared to $6.1 in the second quarter and $9.2 million in the first half of 2002. Capital expenditures were spread fairly evenly across all of the operating mines. Capital expenditures were financed out of cash flow from operating activities.

INVESTMENT IN TVX HELLAS

Since January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of the Company, has been shut down. The Company has been working with the Greek government and potential investors to determine whether this mine can be reopened under a revised ownership structure in which the Company will hold a minority interest. If the Company could achieve this goal, the Olympias and Skouries gold projects could also undergo similar changes in ownership. As a protective measure, the Company has commenced

--------------------------------------------------------------------------------
                                                                      Kinross Q2
proceedings in Greece to place TVX Hellas, which holds all of the Greek properties of the Company, into bankruptcy.

COMMODITY PRICE RISKS

Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Kinross does not hold these financial instruments for speculative or trading purposes. Kinross is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2003 are as follows:


                               OUNCES        AVERAGE       CALL OPTIONS           AVERAGE
       YEAR                    HEDGED          PRICE               SOLD      STRIKE PRICE
       ----                    ------        -------       ------------      ------------
       2003                    77,500          $ 284             50,000             $ 300
       2004                   137,500            277             50,000               340
       2005                    37,500            296                  -                 -
                        ------------------------------------------------------------------
       Total                  252,500          $ 282            100,000             $ 320
                        ==================================================================

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at June 30, 2003 was negative $14.6 million. Kinross will continue to deliver into these contracts as they mature and not replace them with new contracts.

OUTLOOK

As at June 30, 2003 Kinross has $125.0 million of unrestricted cash and $5.2 million of restricted cash, which should become unrestricted during the third quarter. The second quarter was the first full quarter since the combination with TVX and Echo Bay, and results have improved with the highest quarterly production volumes to date, and improved total cash costs and cash flow from operating activities. Kinross will continue to focus on improving operational profitability and maximizing the benefit of our investment in quality projects. The forecast for the full year 2003 remains unchanged, with gold equivalent production of 1.7 million ounces at total cash costs of approximately $215 to $220 per ounce.


--------------------------------------------------------------------------------

THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                      Kinross Q2

FOR ADDITIONAL INFORMATION, E-MAIL INFO@KINROSS.COM OR CONTACT:

Robert M. Buchan            Gordon A. McCreary       Brian W. Penny
President and               Vice President           Vice President Finance
Chief Executive Officer     Corporate Affairs        and Chief Financial Officer
Tel. (416) 365-5650         Tel. (416) 365-5132      Tel. (416) 365-5662

Carl Hansen
Director Investor Relations
Tel.  (416) 365-5673

Kinross will host a conference call at 11:00 am EDT on Friday, August 8, 2003 to discuss second quarter results. The audio will be available and archived at WWW.KINROSS.COM and the conference call will be archived at WWW.KINROSS.COM. For participation in the conference call e-mail INFO@KINROSS.COM or call Tracey Thom, Manager Investor Relations, at (416) 365-1362.


--------------------------------------------------------------------------------
                                                                      Kinross Q2
                                                                              17


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY
                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                     JUNE 30                       JUNE 30
                                                           ----------------------------  ------------------------------
                                                               2003          2002             2003           2002
                                                           ----------------------------  ------------------------------
FORT KNOX
  Tonnes milled/crushed (000's) (1)                            3,457.4       3,237.3          6,526.8        6,782.7
  Grade (grams per tonne)                                         1.00          1.01             1.11           0.99
  Recovery                                                         83%           85%              83%            84%
  Gold equivalent production to dore (2)                       101,425        89,553          192,639        182,713
  Per ounce:
    Total cash costs                                        $      241    $      253      $       250    $       255
    Depreciation, depletion and amortization                        99           115              104            112
    Site restoration cost accruals                                   -             2                1              3
                                                           ------------- --------------  -------------- ---------------
    Total production costs                                  $      340    $      370      $       355    $       370
                                                           ============= ==============  ============== ===============

ROUND MOUNTAIN (5) (8)
  Tonnes milled/crushed (000's) (1)                            6,081.1             -         10,751.1              -
  Grade (grams per tonne)                                         0.66             -             0.66              -
  Recovery                                                         66%             -              66%              -
  Gold equivalent production to dore (2)                       116,336             -          180,370              -
  Per ounce:
    Total cash costs                                        $      167    $        -      $       176    $         -
    Depreciation, depletion and amortization                        82             -               86              -
    Site restoration cost accruals                                   6             -                6              -
                                                           ------------- --------------  -------------- ---------------
    Total production costs                                  $      255    $        -      $       268    $         -
                                                           ============= ==============  ============== ===============

PORCUPINE JOINT VENTURE (3)
  Tonnes milled/crushed (000's) (1)                            1,061.5         120.8          2,048.2          243.5
  Grade (grams per tonne)                                         3.88         11.15             3.62          13.00
  Recovery                                                         92%           88%              92%            90%
  Gold equivalent production to dore (2)                        59,964        38,067          107,544         91,543
  Per ounce:
    Total cash costs                                        $      196    $      191      $       223    $       163
    Depreciation, depletion and amortization                        95            63               93             78
    Site restoration cost accruals                                   7             8                7              7
                                                           ------------- --------------  -------------- ---------------
    Total production costs                                  $      298    $      262      $       323    $       248
                                                           ============= ==============  ============== ===============

KUBAKA (4)
  Tonnes milled/crushed (000's) (1)                              214.0         221.3            434.0          430.3
  Grade (grams per tonne)                                         7.11         15.67             6.65          15.61
  Recovery                                                         97%           98%              97%            98%
  Gold equivalent production to dore (2)                        47,576        60,396           77,626        117,041
  Per ounce:
    Total cash costs                                        $      188    $      139      $       187    $       140
    Depreciation, depletion and amortization                       112            84              106             84
    Site restoration cost accruals                                   2             3                3              3
                                                           ------------- --------------  -------------- ---------------
    Total production costs                                  $      302    $      226      $       296    $       227
                                                           ============= ==============  ============== ===============

-----------------------------------------------------------------------------------------------------------------------
                                                                                                             Kinross Q2
                                                                                                                     18


                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                     JUNE 30                       JUNE 30
                                                           ----------------------------  ------------------------------
                                                               2003          2002             2003           2002
                                                           ----------------------------  ------------------------------
BRASILIA (6) (8)
 Tonnes milled/crushed (000's) (1)                            4,495.4             -          7,596.9              -
 Grade (grams per tonne)                                         0.46             -             0.46              -
 Recovery                                                         77%             -              77%              -
 Gold equivalent production to dore (2)                        25,707             -           42,665              -
 Per ounce:
   Total cash costs                                        $      181      $      -       $      175       $      -
   Depreciation, depletion and amortization                        58             -               59              -
   Site restoration cost accruals                                   4             -                5              -
                                                          ------------- --------------  -------------- ---------------
   Total production costs                                  $      243      $      -       $      239       $      -
                                                          ============= ==============  ============== ===============

LA COIPA (5) (8)
 Tonnes milled/crushed (000's) (1)                            1,547.0             -          2,586.0              -
 Grade (grams per tonne)                                         0.86             -             0.94              -
 Recovery                                                         85%             -              86%              -
 Gold equivalent production to dore (2)                        32,854             -           56,777              -
 Per ounce:
   Total cash costs                                        $      291      $      -       $      271       $      -
   Depreciation, depletion and amortization                        64             -               56              -
   Site restoration cost accruals                                   -             -                2              -
                                                          ------------- --------------  -------------- ---------------
   Total production costs                                  $      355      $      -       $      329       $      -
                                                          ============= ==============  ============== ===============

CRIXAS (5) (8)
 Tonnes milled/crushed (000's) (1)                              188.7             -            311.7              -
 Grade (grams per tonne)                                         8.27             -             8.26              -
 Recovery                                                         96%             -              96%              -
 Gold equivalent production to dore (2)                        24,103             -           39,707              -
 Per ounce:
   Total cash costs                                        $      105      $      -       $      104       $      -
   Depreciation, depletion and amortization                       116             -              116              -
   Site restoration cost accruals                                   -             -                -              -
                                                          ------------- --------------  -------------- ---------------
   Total production costs                                  $      221      $      -       $      220       $      -
                                                          ============= ==============  ============== ===============

MUSSELWHITE (7) (8)
 Tonnes milled/crushed (000's) (1)                              342.1             -            533.8              -
 Grade (grams per tonne)                                         5.40             -             5.27              -
 Recovery                                                         95%             -              95%              -
 Gold equivalent production to dore (2)                        18,089             -           27,564              -
 Per ounce:
   Total cash costs                                        $      225      $      -       $      257       $      -
   Depreciation, depletion and amortization                       116             -              123              -
   Site restoration cost accruals                                   -             -                -              -
                                                          ------------- --------------  -------------- ---------------
   Total production costs                                  $      341      $      -       $      380       $      -
                                                          ============= ==============  ============== ===============

----------------------------------------------------------------------------------------------------------------------
                                                                                                            Kinross Q2
                                                                                                                    19


                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                     JUNE 30                       JUNE 30
                                                           ----------------------------  ------------------------------
                                                               2003          2002             2003           2002
                                                           ----------------------------  ------------------------------
NEW BRITANNIA (5) (8)
 Tonnes milled/crushed (000's) (1)                              169.9             -            272.7             -
 Grade (grams per tonne)                                         3.62             -             4.05             -
 Recovery                                                         95%             -              95%             -
 Gold equivalent production to dore (2)                         9,365             -           16,825             -
 Per ounce:
   Total cash costs                                        $      317      $      -       $      297      $      -
   Depreciation, depletion and amortization                       149             -              137             -
   Site restoration cost accruals                                   -             -                -             -
                                                          ------------- --------------  -------------- ---------------
   Total production costs                                  $      466      $      -       $      434      $      -
                                                          ============= ==============  ============== ===============

LUPIN (8)
 Tonnes milled/crushed (000's) (1)                              133.0             -            227.5             -
 Grade (grams per tonne)                                         5.86             -             5.99             -
 Recovery                                                         92%             -              92%             -
 Gold equivalent production to dore (2)                        25,534             -           44,318             -
 Per ounce:
   Total cash costs                                        $      409      $      -       $      410      $      -
   Depreciation, depletion and amortization                        47             -               47             -
   Site restoration cost accruals                                  16             -               16             -
                                                          ------------- --------------  -------------- ---------------
   Total production costs                                  $      472      $      -       $      473      $      -
                                                          ============= ==============  ============== ===============


   (1)   TONNES MILLED/CRUSHED REPRESENTS 100% OF MINE PRODUCTION
   (2)   GOLD EQUIVALENT TO DORE REPRESENTS THE COMPANY'S SHARE
   (3)   100% OF HOYLE POND MINE IN 2002, 49% OF PORCUPINE JOINT VENTURE IN 2003.
   (4)   54.7% OWNERSHIP INTEREST TO FEBRUARY 28, 2003, 100% THEREAFTER
   (5)   50% OWNERSHIP INTEREST
   (6)   49% OWNERSHIP INTEREST
   (7)   32% OWNERSHIP INTEREST
   (8)   PRODUCTION AND COST DATA IS FOR FIVE MONTHS FROM FEBRUARY TO JUNE, 2003.

-----------------------------------------------------------------------------------------------------------------------
                                                                                                             Kinross Q2
                                                                                                                     20


GOLD EQUIVALENT PRODUCTION - OUNCES
                                                            THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                  JUNE 30                        JUNE 30
                                                        ---------------------------   ------------------------------
                                                            2003          2002            2003             2002
                                                        ------------- -------------   --------------   -------------
 PRIMARY OPERATIONS:
      Fort Knox                                             101,425        89,553         192,639          182,713
      Round Mountain (1) (4)                                116,336             -         180,370                -
      Porcupine Joint Venture (2)                            59,964        38,067         107,544           91,543
      Kubaka (3)                                             47,576        60,396          77,626          117,041
      Brasilia (1) (5)                                       25,707             -          42,665                -
      La Coipa (1) (4)                                       32,854             -          56,777                -
      Crixas (1) (4)                                         24,103             -          39,707                -
      Musselwhite (1) (6)                                    18,089             -          27,564                -
      New Britannia (1) (4)                                   9,365             -          16,825                -
      Lupin (1)                                              25,534             -          44,318                -
                                                        ------------- -------------   --------------   -------------

                                                            460,953       188,016         786,035          391,297
                                                        ------------- -------------   --------------   -------------

 OTHER OPERATIONS:
      Blanket                                                 9,224        10,956          18,303           20,653
      Refugio (4)                                                 -         2,312               -            8,902
      Denton-Rawhide (7)                                          -         2,864           1,730            6,740
      Andacollo (7)                                               -             -               -            1,858
                                                        ------------- -------------   --------------   -------------

                                                              9,224        16,132          20,033           38,153
                                                        ------------- -------------   --------------   -------------

Total gold equivalent ounces                                470,177       204,148         806,068          429,450
                                                        ============= =============   ==============   =============

CONSOLIDATED PRODUCTION COSTS
($ per ounce of gold equivalent)
 Cash operating costs                                    $      206    $      202      $       216      $      196
 Royalties                                                       10             7                9               6
                                                        ------------- -------------   --------------   -------------
 Total cash costs                                               216           209              225             202
 Reclamation                                                      5             4                5               4
 Depreciation and amortization                                   91           101               89              97
                                                        ------------- -------------   --------------   -------------
 Total production costs                                  $      312    $      314      $       319      $      303
                                                        ============= =============   ==============   =============


   (1)   PRODUCTION DATA IS FOR FIVE MONTHS FROM FEBRUARY TO JUNE, 2003.
   (2)   2003 PRODUCTION REFLECTS THE COMPANY'S 49% OWNERSHIP INTEREST IN THE PORCUPINE JOINT VENTURE.  2002
         PRODUCTION REFLECTS THE COMPANY'S 100% OWNERSHIP INTEREST IN THE HOYLE POND MINE.
   (3)   REPRESENTS THE COMPANY'S 54.7% OWNERSHIP INTEREST TO FEBRUARY 28, 2003, 100% THEREAFTER.
   (4)   REPRESENTS THE COMPANY'S 50% OWNERSHIP INTEREST.
   (5)   REPRESENTS THE COMPANY'S 49% OWNERSHIP INTEREST.
   (6)   REPRESENTS THE COMPANY'S 32% OWNERSHIP INTEREST.
   (7)   INCLUDES PROPORTIONATE SHARE OF DENTON-RAWHIDE AND ANDACOLLO PRODUCTION ATTRIBUTABLE TO THE PACIFIC RIM
         (FORMERLY DAYTON) OWNERSHIP INTEREST.

--------------------------------------------------------------------------------------------------------------------
                                                                                                          Kinross Q2
                                                                                                                  21


CASH OPERATING COSTS
($ per ounce of gold equivalent)
                                                             THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                  JUNE 30                         JUNE 30
                                                        -----------------------------  -------------------------------
                                                            2003           2002            2003             2002
                                                        -------------  --------------  --------------   --------------
 PRIMARY OPERATIONS:
      Fort Knox                                          $      239     $       253     $       248      $       255
      Round Mountain (1)                                        143               -             151                -
      Porcupine Joint Venture                                   196             190             223              162
      Kubaka                                                    167             117             166              119
      Brasilia  (1)                                             177               -             171                -
      La Coipa (1)                                              291               -             271                -
      Crixas (1)                                                 96               -              97                -
      Musselwhite (1)                                           225               -             257                -
      New Britannia (1)                                         317               -             297                -
      Lupin (1)                                                 409               -             410                -
                                                        -------------  --------------  --------------   --------------
                                                                205             197             215              192
                                                        -------------  --------------  --------------   --------------
 OTHER OPERATIONS:
      Blanket                                                   260             267             265              253
      Refugio                                                     -             302               -              165
      Denton-Rawhide                                              -             244             218              238
      Andacollo                                                   -                -              -              287
                                                        -------------  --------------  --------------   --------------
                                                                260             268             261              232
                                                        -------------  --------------  --------------   --------------

                                                         $      206     $       202     $       216      $       196
                                                        =============  ==============  ==============   ==============
TOTAL CASH COSTS
($ per ounce of gold equivalent)
 PRIMARY OPERATIONS:
      Fort Knox                                          $      241     $       253     $       250      $       255
      Round Mountain (1)                                        167               -             176                -
      Porcupine Joint Venture                                   196             191             223              163
      Kubaka                                                    188             139             187              140
      Brasilia  (1)                                             181               -             175                -
      La Coipa (1)                                              291               -             271                -
      Crixas (1)                                                105               -             104                -
      Musselwhite (1)                                           225               -             257                -
      New Britannia (1)                                         317               -             297                -
      Lupin (1                                                  409               -             410                -
                                                        -------------  --------------  --------------   --------------
                                                                214             204             224              199
                                                        -------------  --------------  --------------   --------------
 OTHER OPERATIONS:
      Blanket                                                   273             271             274              258
      Refugio                                                     -             320               -              182
      Denton-Rawhide                                              -             251             221              243
      Andacollo                                                   -               -               -              295
                                                        -------------  --------------  --------------   --------------
                                                                273             274             270              239
                                                        -------------  --------------  --------------   --------------

                                                         $      216     $       209     $        225     $       202
                                                        =============  ==============  ==============   ==============

   (1)   Cost data is for five months from February to June, 2003.

----------------------------------------------------------------------------------------------------------------------
                                                                                                            Kinross Q2
                                                                                                                    22


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

                                                                  THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                        JUNE 30                       JUNE 30
                                                              ----------------------------  -----------------------------
                                                                   2003          2002            2003           2002
                                                              ------------- --------------  -------------- --------------
REVENUE
     Mining revenue                                            $    157.8    $      59.2     $    274.8     $    128.0
     Interest and other income                                        1.8            6.5            2.8            7.7
     Mark-to-market (loss) gain on call options                      (0.9)          (0.6)           1.2           (1.6)
                                                              ------------- --------------  -------------- --------------
                                                                    158.7           65.1          278.8          134.1
                                                              ------------- --------------  -------------- --------------
EXPENSES
     Operating                                                      107.6           41.1          194.3           87.9
     General and administrative                                       6.0            2.5           11.8            4.8
     Exploration and business development                             7.1            2.0           13.3            4.1
     Depreciation, depletion and amortization                        40.3           19.6           68.5           41.4
     Loss (gain) on sale of assets                                    0.5           (1.2)           0.4           (1.5)
     Foreign exchange (gain) loss                                    (1.0)           2.2           (0.3)           3.0
     Interest expense on long-term liabilities                        1.4            1.3            2.5            2.8
     Writedown of marketable securities                               0.1              -            0.1              -
                                                              ------------- --------------  -------------- --------------
                                                                    162.0           67.5          290.6          142.5
                                                              ------------- --------------  -------------- --------------

                                                                     (3.3)          (2.4)         (11.8)          (8.4)
     Minority interest                                               (0.1)             -           (0.1)             -
     Share in (loss) income of investee companies                       -           (0.1)             -            0.2
                                                              ------------- --------------  -------------- --------------

LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
     PREFERRED SHARES OF SUBSIDIARY COMPANY                          (3.4)          (2.5)         (11.9)          (8.2)
PROVISION FOR INCOME AND MINING TAXES                                (1.6)          (1.6)          (4.1)          (3.0)
                                                              ------------- --------------  -------------- --------------
LOSS FOR THE PERIOD BEFORE DIVIDENDS ON CONVERTIBLE
     PREFERRED SHARES OF SUBSIDIARY COMPANY                          (5.0)          (4.1)         (16.0)         (11.2)
DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
     OF SUBSIDIARY COMPANY                                           (0.2)          (0.2)          (0.4)          (1.0)
                                                              ------------- --------------  -------------- --------------
NET LOSS FOR THE PERIOD                                        $     (5.2)   $      (4.3)    $    (16.4)    $    (12.2)
                                                              ============= ==============  ============== ==============

ATTRIBUTABLE TO COMMON SHAREHOLDERS:
NET LOSS FOR THE PERIOD                                        $     (5.2)   $      (4.3)    $    (16.4)    $    (12.2)
INCREASE IN EQUITY COMPONENT OF
     CONVERTIBLE DEBENTURES                                          (2.2)          (2.1)          (4.3)          (4.2)
                                                              ------------- --------------  -------------- --------------
NET LOSS ATTRIBUTABLE TO COMMON SHARES                         $     (7.4)   $      (6.4)    $    (20.7)    $    (16.4)
                                                              ============= ==============  ============== ==============
LOSS PER SHARE
     Basic and diluted                                         $    (0.02)   $     (0.05)    $    (0.07)    $    (0.14)

COMMON SHARES:
WEIGHTED AVERAGE NUMBER OUTSTANDING                                 314.7          119.4          284.1          117.5
TOTAL OUTSTANDING AND ISSUED AT JUNE 30                                                           315.1          119.4

-----------------------------------------------------------------------------------------------------------------------
                                                                                                             Kinross Q2
                                                                                                                     23


KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)
                                                                              AS AT                AS AT
                                                                             JUNE 30               DECEMBER 31
                                                                              2003                  2002
                                                                         ----------------     -----------------
ASSETS
   Current assets
    Cash and cash equivalents                                              $     125.0           $    170.6
    Restricted cash                                                                5.2                 21.1
    Accounts receivable and other assets                                          28.7                 15.5
    Inventories                                                                  100.8                 38.9
    Marketable securities                                                          1.9                  0.1
                                                                         ----------------     -----------------
                                                                                 261.6                246.2
   Property, plant and equipment                                                 823.7                330.0
   Goodwill                                                                      888.6                    -
   Long - term investments                                                        30.2                 11.8
   Future income and mining taxes                                                 14.3                    -
   Deferred charges and other assets                                              34.7                 10.0
                                                                         ----------------     -----------------
                                                                           $   2,053.1           $    598.0
                                                                         ================     =================
LIABILITIES
   Current liabilities
    Accounts payable and accrued liabilities                               $      83.5           $     35.5
    Current portion of long - term debt                                           19.7                 23.3
    Current portion of site restoration cost accruals                             16.2                 15.0
                                                                         ----------------     -----------------
                                                                                 119.4                 73.8

   Long-term debt                                                                 11.7                 12.9
   Site restoration cost accruals                                                104.6                 42.0
   Future income and mining taxes                                                 45.4                  3.3
   Deferred revenue                                                                3.4                  4.5
   Other long-term liabilities                                                     5.0                  5.5
   Debt component of convertible debentures                                       23.1                 21.7
   Redeemable retractable preferred shares                                         2.8                  2.5
                                                                         ----------------     -----------------
                                                                                 315.4                166.2
                                                                         ----------------     -----------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                13.2                 12.9
                                                                         ----------------     -----------------

COMMON SHAREHOLDERS' EQUITY
   Common share capital                                                        1,599.5              1,058.5
   Contributed surplus                                                            12.9                 12.9
   Equity component of convertible debentures                                    136.7                132.3
   Deficit                                                                       (20.7)              (761.4)
   Cumulative translation adjustments                                             (3.9)               (23.4)
                                                                         ----------------     -----------------
                                                                               1,724.5                418.9
                                                                         ----------------     -----------------

                                                                           $   2,053.1           $    598.0
                                                                         ================     =================

---------------------------------------------------------------------------------------------------------------
                                                                                                     Kinross Q2
                                                                                                             24


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(expressed in millions of U.S. dollars) (unaudited)
                                                                      THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                            JUNE 30                     JUNE 30
                                                                   --------------------------  ---------------------------
                                                                      2003          2002            2003         2002
                                                                   ----------- --------------  ------------- -------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING:
   Loss for the period before dividends on convertible
     Preferred shares of subsidiary company                         $     (5.0) $      (4.1)    $    (16.0)    $    (11.2)
   Items not affecting cash:
     Depreciation, depletion and amortization                             40.3         19.6           68.5           41.4
     Future income and mining taxes                                       (2.2)           -           (2.1)             -
     Deferred revenue realized                                            (0.5)        (1.2)          (1.1)          (2.5)
     Site restoration cost accruals                                        2.3          0.7            3.7            1.5
     Other                                                                 3.5          0.4            5.0              -
                                                                   ----------- --------------  ------------- -------------

                                                                          38.4         15.4           58.0           29.2
   Site restoration cash expenditures                                     (2.9)        (1.5)          (5.0)          (2.6)
   Changes in non-cash working capital items
     Accounts receivable and other assets                                 11.0         (5.6)          17.2           (1.0)
     Inventories                                                          (4.1)         2.1           (9.5)           3.6
     Marketable securities                                                 0.6          1.0            0.6            2.5
     Accounts payable and accrued liabilities                            (23.8)        (1.9)         (25.4)          (2.7)
   Effect of exchange rate changes on cash                                 1.5          1.6            3.8            2.0
                                                                   ----------- --------------  ------------- -------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                              20.7         11.1           39.7           31.0
                                                                   ----------- --------------  ------------- -------------
FINANCING:
   Issuance of common shares                                               1.5          0.3            3.3           19.3
   Acquisition of preferred shares of subsidiary company                     -         (0.3)             -          (11.4)
   Reduction of debt component of convertible debentures                  (1.4)        (1.2)          (2.8)          (2.5)
   Repayment of debt                                                      (8.2)        (1.7)          (9.2)         (12.2)
                                                                   ----------- --------------  ------------- -------------

CASH FLOW USED IN FINANCING ACTIVITIES                                    (8.1)        (2.9)          (8.7)          (6.8)
                                                                   ----------- --------------  ------------- -------------
INVESTING:
   Additions to property, plant and equipment                            (12.1)        (6.1)         (24.9)          (9.2)
   Business acquisitions, net of cash acquired                               -            -          (81.4)             -
   Long-term investments and other assets                                 (3.5)         1.9           (7.7)           1.9
   Proceeds from the sale of property, plant and equipment                   -            -              -            0.1
   Decrease (increase) in restricted cash                                  5.6         (0.4)          37.4           (4.4)
                                                                   ----------- --------------  ------------- -------------

CASH FLOW USED IN INVESTING ACTIVITIES                                   (10.0)        (4.6)         (76.6)         (11.6)
                                                                   ----------- --------------  ------------- -------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                           2.6          3.6          (45.6)          12.6

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           122.4         90.0          170.6           81.0
                                                                   ----------- --------------  ------------- -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            $    125.0  $      93.6     $    125.0    $      93.6
                                                                   =========== ==============  ============= =============

--------------------------------------------------------------------------------------------------------------------------
                                                                                                               Kinross Q2
                                                                                                                       25


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(expressed in millions of U.S. dollars) (unaudited)

                                                                                               CUMULATIVE
                                         COMMON     CONTRIBUTED    CONVERTIBLE                 TRANSLATION
                                         SHARES       SURPLUS       DEBENTURES     DEFICIT     ADJUSTMENTS      TOTAL
                                      ------------ ------------- --------------- ----------- --------------- ------------

BALANCE, DECEMBER 31, 2002              $1,058.5     $    12.9     $    132.3    $  (761.4)    $     (23.4)  $    418.9

Reduction of stated capital               (761.4)            -              -        761.4               -            -

Issuance of common shares                1,302.4             -              -            -               -      1,302.4

Increase in equity component of
      convertible debentures                   -             -            4.4         (4.3)              -          0.1

Net loss for the period                        -             -              -        (16.4)              -        (16.4)

Cumulative translation adjustments             -             -              -            -            19.5         19.5
                                      ------------ ------------- --------------- ----------- --------------- ------------

BALANCE, JUNE 30, 2003                  $1,599.5     $    12.9     $    136.7    $   (20.7)    $      (3.9)   $ 1,724.5
                                      ============ ============= =============== =========== =============== ============


------------------------------------------------------------------------------------------------------------------------
                                                                                                              Kinross Q2
                                                                                                                      26

KINROSS GOLD CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(all dollar amounts are expressed in millions of U.S. dollars, except per share amounts)
(unaudited)

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2002, except for those indicated below.

     The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2002 and the unaudited quarterly report for the three months ended March 31, 2003.

2.   NEW PRONOUNCEMENTS

     In 2003, the Accounting Standards Board of CICA issued Accounting Guideline No. 14 - Disclosure of Guarantees, which is effective for financial periods ending after December 15, 2002. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement.

     There have been no additional guarantees granted during the quarter.

3.   FINANCIAL INSTRUMENTS

     The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

     Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

     Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first six months of 2003, the mark-to-market adjustments decreased the liability by $1.2 million.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

4.   STOCK OPTIONS

     The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2002. The Company has elected not to use the fair value method of accounting for stock options. As a result it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

     Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $21.1 million (2002 - $16.5 million) and pro forma EPS would have remained at a loss of $0.07 per share for the six month period ended June 30, 2003 (2002 - $0.14). The fair value of the options granted during the six month period ended June 30, 2003 is estimated to be $0.4 million (2002 - $0.1 million). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the six months period ended June 30, 2003: dividend yield of 0%, expected volatility of 70%, risk-free interest rate of 2.7% and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its proforma earnings per share for the period.

5.   SEGMENTED INFORMATION

     The Company operates six gold mines and has a significant interest in five joint ventures. In addition the Company has an 89.2% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States. As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

--------------------------------------------------------------------------------
                                                                      Kinross Q2

AS AT JUNE 30, 2003 AND FOR THE SIX MONTHS ENDED JUNE 30, 2003:

                                                                                 DEPRECIATION,   SEGMENT
                            OWNERSHIP   MINING   OPERATING  INTEREST   INTEREST  DEPLETION AND    PROFIT    SEGMENT      CAPITAL
                  LOCATION   INTEREST   REVENUE    COSTS    REVENUE    EXPENSE    AMORTIZATION    (LOSS)     ASSETS    EXPENDITURES
                  -----------------------------------------------------------------------------------------------------------------
OPERATED BY KINROSS                                                                                         (a)
  Fort Knox       Alaska         100%   $  68.0   $  48.3   $     -   $     0.6   $       19.8   $  (1.9)  $   256.4    $   11.2
  Kubaka          Russia       98.10%      27.7      14.2       0.1         0.1            8.2       5.0        71.4         0.5
  Round Mountain  Nevada          50%      63.3      35.0         -           -           15.6      11.9       126.7         1.2
  Lupin           Nunavut        100%      16.7      20.7         -           -            2.1      (6.7)       38.1         1.3
  New Britannia   Manitoba        50%       6.3       5.9         -           -            2.3      (2.3)       19.9         0.7

JOINT VENTURE PARTICIPANT
  La Coipa        Chile           50%      22.2      17.8         -           -            3.2       0.5        55.5         0.3
  Crixas          Brazil          50%      14.3       5.2       0.5           -            4.6       5.0        61.3         1.0
  Brasilia        Brazil          49%      14.6       8.4       0.4         0.1            2.5       3.0        33.5         1.2
  Musselwhite     Onatario        32%       8.4       7.0         -           -            3.4      (2.6)       76.3         0.8
  Porcupine       Ontario         49%      38.5      27.4         -           -           10.2      (0.4)       87.2         3.3

OTHER
  E - Crete       Arizona         89%         -       1.2         -         0.2            0.3      (1.7)        8.2           -
  Corporate and other (b)                  (5.2)      3.2        0.9        1.5           (3.7)    (21.1)    1,118.6         3.4


 TOTAL                                  $ 274.8   $ 194.3   $    1.9  $     2.5   $       68.5   $ (11.3)  $ 2,053.1    $   24.9


AS AT JUNE 30, 2002 AND FOR THE SIX MONTHS ENDED JUNE 30, 2002:

OPERATED BY KINROSS
  Fort Knox       Alaska         100%      63.0      52.0   $      -  $     0.9   $       23.3   $ (13.5)  $   300.1    $    4.4
  Kubaka          Russia       98.10%      33.2      15.0        0.1        0.2            9.8       8.7        61.7         0.1
  Hoyle Pond      Ontario        100%      29.9      16.9          -                       8.7       3.6        86.2         4.0

OTHER
  E - Crete       Arizona         86%         -       1.4          -        0.2            0.8      (2.2)        8.2         0.4
  Corporate and other (b)                   1.9       2.6        0.7        1.5           (1.2)     (6.5)       83.9         0.3


 TOTAL                                  $ 128.0   $  87.9   $    0.8  $     2.8   $       41.4   $  (9.9)  $   540.1    $    9.2


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Kinross Q2
                                                                                                                              29


FOR THE THREE MONTHS ENDED JUNE 30, 2003:
OPERATED BY KINROSS
  Fort Knox       Alaska         100%  $   34.8  $   24.5   $    -    $  0.4    $   9.8    $  (0.7)     $   2.0
  Kubaka          Russia       98.10%      16.2       8.5      0.1       0.1        5.1        2.5          0.4
  Round Mountain  Nevada          50%      42.0      20.9        -         -        9.5       11.0          0.9
  Lupin           Nunavut        100%       9.2      11.5        -         -        1.2       (3.8)         0.5
  New Britannia   Manitoba        50%       3.9       3.7        -         -        1.9       (1.8)         0.5

JOINT VENTURE PARTICIPANT
  La Coipa        Chile           50%      11.6       9.4        -         -        2.1       (0.8)         0.3
  Crixas          Brazil          50%       8.7       2.7      0.4         -        2.8        3.6          0.9
  Brasilia        Brazil          49%       8.8       4.7      0.3       0.1        1.5        2.1          0.8
  Musselwhite     Ontario         32%       5.5       4.2        -         -        2.4       (1.4)         0.6
  Porcupine       Ontario         49%      20.3      13.6        -         -        5.8       (0.1)         1.9

OTHER
  E - Crete       Arizona         89%         -       0.7        -       0.1        0.2       (0.9)           -
  Corporate and other (b)                  (3.2)      3.2      0.3       0.7       (2.0)     (12.4)         3.3


 TOTAL                                 $  157.8  $  107.6   $  1.1    $  1.4    $  40.3    $  (2.7)     $  12.1

FOR THE THREE MONTHS ENDED JUNE 30, 2002:

OPERATED BY KINROSS
  Fort Knox       Alaska         100%  $   30.0  $   24.1   $     -   $  0.3    $  10.9    $  (5.6)     $   3.4
  Kubaka          Russia       98.10%      18.0       8.0       0.1      0.1        5.1        5.2            -
  Hoyle Pond      Ontario        100%      12.4       7.9         -        -        4.0        0.3          2.3

OTHER
  E - Crete       Arizona         86%         -       0.6         -      0.1        0.4       (1.0)         0.2
  Corporate and other (b)                  (1.2)      0.5       0.3      0.8       (0.8)      (2.5)         0.2


 TOTAL                                 $   59.2  $   41.1   $   0.4    $ 1.3    $  19.6    $  (3.6)     $   6.1

(a) includes $72.7 million (2002 - $78.3 million) in cash and cash equivalents held at the Corporate level.
(b) includes Corporate and other non-core mining operations.

---------------------------------------------------------------------------------------------------------------
                                                                                                     Kinross Q2
                                                                                                             30


RECONCILIATION OF REPORTABLE OPERATING SEGMENT LOSS TO NET LOSS FOR THE PERIOD:

                                                                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                            JUNE 30                       JUNE 30
                                                                 ------------------------------- ---------------------------
                                                                      2003            2002           2003         2002
                                                                 --------------- --------------- ------------- -------------
Segment loss                                                      $        9.7    $       (1.1)   $       9.8   $     (3.4)
Add (deduct) items not included in segment (loss) profit:
  Corporate and other                                                    (12.4)           (2.5)         (21.1)        (6.5)
                                                                 --------------- --------------- ------------- -------------

                                                                          (2.7)           (3.6)         (11.3)        (9.9)

(Loss) gain on sale of assets                                             (0.5)            1.2           (0.4)         1.5
Minority interest                                                         (0.1)              -           (0.1)           -
Writedown of marketable securities                                        (0.1)              -           (0.1)           -
Share in income (loss) of investee companies                                 -            (0.1)             -          0.2
Provision for income taxes                                                (1.6)           (1.6)          (4.1)        (3.0)
Dividends on convertible preferred shares of subsidiary company           (0.2)           (0.2)          (0.4)        (1.0)
                                                                 --------------- --------------- ------------- -------------

Net loss for the period                                           $       (5.2)   $       (4.3)   $     (16.4)  $    (12.2)
                                                                 =============== =============== ============= =============

ENTERPRISE WIDE DISCLOSURE:
GEOGRAPHIC INFORMATION:

                                                           MINING REVENUE                         MINERAL PROPERTIES,
                                            THREE MONTHS ENDED          SIX MONTHS ENDED          PLANT AND EQUIPMENT
                                                  JUNE 30                   JUNE 30            -------------------------
                                        --------------------------- -------------------------         AS AT JUNE 30
                                            2003          2002         2003         2002           2003          2002
                                        ------------- ------------- ------------ ------------  -------------------------
United States                            $      76.8   $      28.2   $    131.3   $     61.5    $    349.3   $     249.2
Russia                                          16.2          18.0         27.7         33.2          17.5          20.9
Chile                                           11.6           0.9         22.2          3.1          46.7             -
Brazil                                          17.5             -         28.9            -         167.1             -
Other                                              -             -            -            -           5.2           5.2
                                        ------------- ------------- ------------ ------------  -------------------------
Total foreign                                  122.1          47.1        210.1         97.8         585.8         275.3
Canada                                          35.7          12.1         64.7         30.2         237.9          89.4
                                        ------------- ------------- ------------ ------------  -------------------------
Total foreign                            $     157.8   $      59.2   $    274.8   $    128.0    $    823.7   $     364.7
                                        ============= ============= ============ ============  ============ ============

------------------------------------------------------------------------------------------------------------------------
                                                                                                              Kinross Q2
                                                                                                                      31

6.   (LOSS) EARNINGS PER SHARE

     (Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the six-month period was $6.69 (2002 - $4.56).


                                                                                               2003            2002
                                                                                         -----------     -----------
      Weighted average number of common shares outstanding at June 30th                     284,092         117,475

      Add: Options,  warrants and participating  securities as if issued, exercised and outstanding at January 1st
             Options                                                                          2,816           2,237
             Restricted shares                                                                    -               1
             Convertible debentures (a)                                                       4,884           4,884
             Redeemable retractable preferred shares (b)                                      1,058           1,058
             Convertible preferred shares of subsidiary company (c)                             360             360
             Kinross warrants                                                                 8,333               -
             TVX warrants                                                                        17               -
             Echo Bay warrants                                                                6,777               -
                                                                                         -----------     -----------
      Weighted average number of common shares used for diluted earnings per share.         308,337         126,015
                                                                                         ===========     ===========

     (a) Convertible debentures - $144.3 million (Cdn. $195.6 million) principal issued and outstanding.
     (b) Redeemable retractable preferred shares - 384,613 shares issued and outstanding.
     (c) Convertible preferred shares of subsidiary company - 222,583 shares issued and outstanding to non-affiliated shareholders as at June 30, 2003.

7.   BUSINESS ACQUISITIONS

     (A) On January 28, 2003, the shareholders of the Company approved the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares. At the same meeting, the shareholders of the Company approved the elimination of the Company's deficit balance at December 31, 2002 of $761.4 million through a reduction of the Company's stated share capital account.

          On January 28, 2003, the Company approved the issuance of that number of common shares of the Company necessary to effect a combination with Echo Bay Mines Ltd. ("Echo Bay") and TVX Gold Inc. ("TVX"). The combination was carried out as a plan of arrangement whereby each holder of TVX common shares received 2.1667 common shares of the Company. Also pursuant to the arrangement, shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares

--------------------------------------------------------------------------------
                                                                      Kinross Q2
                                                                              32
          described above. The Company issued 177.8 million common shares to the shareholders of Echo Bay (other than itself) and TVX with an aggregate fair value of $1,269.8 million with respect to these acquisitions.

          In a separate transaction, TVX acquired Newmont Mining Corporation's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for an aggregate purchase of $180.0 million. The purchase price was satisfied using TVX's available cash of $85.5 million and cash advanced by the Company to TVX of $94.5 million.

          Upon completion of the arrangement and TVX's purchase of Newmont's interest in the TVX Newmont JV, the Company owns all of the outstanding TVX common shares and Echo Bay common shares and owns, indirectly, all of the TVX Newmont JV. TVX holds interests in various operating mines around the world, including, those held through its 50% controlling interest in the TVX Newmont JV. The underlying operating mines in the TVX Newmont JV are located in Canada, Brazil, and Chile. The production from the TVX Newmont JV in 2002 was 473,602 ounces of gold equivalent.

          Echo Bay holds interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.

          The acquisitions are being accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of CDN GAAP and Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay identifiable assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the acquisition. The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", for purposes of CDN GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

          The goodwill resulting from the preliminary purchase price allocation is $888.6 million. The purchase price allocation is preliminary as the Company is currently in the process of estimating the fair values of the acquired property, plant and equipment based on the quantity of proven and probable reserves and undeveloped mineral interests at each site and the estimated future production costs and capital expenditures required to produce the reserve material and the replacement cost of land, buildings and equipment; the estimation of the fair values of other long-term liabilities for reclamation and remediation liabilities; and estimating the fair value of mining royalty properties and other based on the expected returns on those royalties. The determination of these fair values is expected to be completed in the fourth quarter of 2003. Goodwill is subject to a determination of fair values and will be revised for possible impairment at least annually or more

--------------------------------------------------------------------------------
                                                                      Kinross Q2
                                                                              33
          frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill that was allocated to it, is greater than its fair value. Kinross has not determined if a goodwill impairment exists and expects to make that determination annually, or more frequently as circumstances dictate, in accordance with CDN and U.S. GAAP.

          The fair values of the assets and liabilities of Echo Bay and TVX and the preliminary allocation of the purchase consideration are as follows:

                                                                                            IN MILLIONS EXCEPT SHARE
                                                                                                     PRICE
                                                                                             AND NUMBER OF SHARES

                                                                                              ECHO BAY        TVX
                                                                                          ---------------------------
  Calculation of preliminary allocation of purchase price:

  Common shares of the Company issued to the Echo Bay and TVX shareholders                   93,820,424   93,930,887

  The average closing market price of the Company's shares over the
     four trading days from June 6 through June 11, 2002                                      $    7.14    $    7.14
                                                                                          -------------- ------------

  Fair value of the Company's common stock issued                                                 669.9        670.7

  Plus - fair value of warrants and options to be assumed by the Company (100% vested)             22.5          6.8
  Plus - direct acquisition costs incurred by the Company                                           6.1          6.1
  Less - the Company's previous 10.6% ownership interest in Echo Bay                              (63.8)           -
                                                                                          -------------- ------------

  Total purchase price                                                                            634.7        683.6

  Plus - fair value of liabilities assumed by the Company

     Accounts payable and accrued liabilities                                                      21.8         38.1
     Current portion of site restoration cost accruals                                              2.5          1.1
     Long-term debt (including current portion)                                                       -          2.1
     Site restoration cost accruals                                                                42.4         12.9
     Future income tax liabilities                                                                  1.0         42.0
     Other long-term liabilities                                                                      -          8.1
     Liability with respect to TVX Newmont JV assets acquired                                         -         94.5

  Less - fair value of assets acquired by the Company

     Cash                                                                                         (16.4)       (27.8)
     Short-term investments                                                                        (1.9)        (0.5)
     Accounts receivable and other assets                                                          (2.8)       (20.4)
     Inventories                                                                                  (19.9)       (20.7)
     Prepaid expense and other                                                                     (2.7)        (2.5)
     Properties, plant and equipment                                                             (169.6)      (337.8)
     Restricted cash                                                                              (10.1)       (11.3)
     Future income tax assets                                                                         -        (13.8)
     Other non-current assets                                                                     (24.9)       (13.1)
                                                                                          -------------- ------------

  Residual purchase price allocated to non-amortizable goodwill                               $   454.1    $   434.5
                                                                                          ===========================

--------------------------------------------------------------------------------
                                                                      Kinross Q2
                                                                              34

     (B) On December 3, 2002 the Company entered into purchase agreements with four of the five Russian shareholders (holding, in aggregate 44.17% of the share of Omolon Gold Mining Corporation ("Omolon"). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay $44.7 million including legal fees for said shares. As at March 31, 2003 the Company owns 98.1% of Omolon.

          The fair value of the assets and liabilities of the recently acquired 45.3% interest in Omolon and the allocation of the purchase consideration are as follows:


                                                                              IN MILLIONS
                                                                             EXCEPT SHARE
                                                                               PRICE AND
                                                                               NUMBER OF
                                                                                SHARES
                                                                          --------------------

          Fair value of assets acquired by the Company:
            Cash                                                           $            26.1
            Accounts receivable                                                          2.9
            Inventories                                                                 12.3
            Property, plant and equipment                                               13.8
            Other non-current assets                                                     1.9


          Less - fair value of liabilities assumed by the Company
            Accounts payable and accrued liabilities                                    (5.7)
            Current portion of site restoration cost accruals                           (0.2)
            Long-term debt (including current portion)                                  (2.2)
            Site restoration obligations                                                (3.2)
            Non-controlling interest                                                    (1.0)
                                                                          --------------------

          Total cash consideration                                         $            44.7
                                                                          ====================

          Financed by:
            Cash (including cash acquired - $26.1 million)                 $            44.7
                                                                          ====================

     The following pro forma operating data reflects the 2003 combination with Echo Bay and TVX as though it had occurred at the beginning of 2003 and as though it was consolidated for the entire first half. Pro forma 2003 revenues and net loss would have been $308.3 million and $13.0 million respectively, which would have decreased the basic loss per share to $0.05. The pro forma financial information does not purport to represent what the Company's results of operations would have been had the acquisition occurred at the beginning of 2003 or to project the Company's results of operations for any future periods.

8.   LEGAL PROCEEDINGS AND CONTINGENCIES

     The following changes have occurred during the quarter to legal proceedings and contingencies described in the consolidated financial statements for the year ended December 31, 2002, and the first quarter ended March 31, 2003.

--------------------------------------------------------------------------------
                                                                      Kinross Q2
                                                                              35

     LITIGATION IN BRAZIL

     On June 20, 2003, TVX Newmont Americas, a subsidiary of Kinross, and Rio Tinto Brasil entered into an amended operation and management agreement in complete resolution of a prior dispute between TVX Newmont Americas and Rio Tinto Brasil. All litigation in connection with the settlement has been terminated.

     LITIGATION IN GREECE

     Since January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of the Company, has been shut down. The Company has been working with the Greek government and potential investors to determine whether this mine can be reopened under a revised ownership structure in which the Company will hold a minority interest. If the Company could achieve this goal, the Olympias and Skouries gold projects could also undergo similar changes in ownership. As a protective measure, the Company has commenced proceedings in Greece to place TVX Hellas, which holds all of the Greek properties of the Company, into bankruptcy.

     RUSSIA

     The Company recently received notice that the local taxation authorities in Russia are seeking a reassessment of the tax paid on the Company's Russian operations of approximately $8.0 million, which includes penalty and interest. The notice pertains to the application of certain deductions by the tax authorities that do not coincide with that of management. The Company believes its interpretation of the tax regulations is correct and intends to oppose the reassessment vigorously.


--------------------------------------------------------------------------------
                                                                      Kinross Q2
                                                                              36